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                                                            EXHIBIT 4

                                    [LOGO]

                       HAWTHORNE FINANCIAL CORPORATION

December 14, 1995
IMMEDIATE RELEASE

Contact:   Mr. Scott Braly, President and Chief Executive Officer
           Mr. Norman Morales, Chief Financial Officer

HAWTHORNE FINANCIAL COMPLETES PRIVATE PLACEMENT OFFERING
AND ANNOUNCES RELEASE OF REGULATORY RESTRICTIONS

(NASDAQ-HTHR) (El Segundo, CA) Hawthorne Financial Corporation (the "Company") announced today the successful completion of the sale of "investment units" by the Company in a private placement (the "Offering") amounting to $27 million. The investment units consist of equal amounts of Senior Notes and a new class of preferred stock, and Warrants to purchase common stock of the Company.

Upon consummation of the Offering, the Company contributed $19 million in qualifying Tier 1 capital to its subsidiary, Hawthorne Saving, F.S.B. (the "Bank"). The Bank has been under a Prompt Corrective Action Directive (the "PCA") by the Office of Thrift Supervision (the "OTS"), the Bank's primary regulator, since June 1995, when it was ordered to raise between $15 million and $20 million in qualifying capital by December 15, 1995. With the infusion of capital into the Bank, the OTS has terminated the PCA and has released the Bank from its capital plan.